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James Kardon	Direct Dial: 212-478-7250
Member of the Firm	Email: jkardon@hahnhessen.com

October 3, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Ladies and Gentlemen:

        We are counsel to Lightspace Corporation ("Lightspace" or the "Company") in connection with its proposed registration of Units for sale by the Company to the public. In furtherance of the foregoing and on behalf of the Company, we hereby transmit Lightspace's seventh amended Registration Statement on Form S-1 (File No. 333-131857) (the "Registration Statement"). Capitalized terms used in this letter shall have the meanings given to them in the Registration Statement.

        This Registration Statement responds to the comments set forth in the Staff's letter (the "Staff's Letter"), dated October 2, 2006. The Staff's Letter was prepared in connection with the Staff's review of the Registration Statement, originally filed on February 14, 2006, as amended. For ease of reference, we have set forth below, in boldface, each comment in the Staff's Letter followed by our response to that comment, in normal typeface.

Prospectus

1.     Please ensure that the prospectus is updated for current information. We note, for example, the final paragraph on page 37 which still speaks prospectively of the third fiscal quarter of 2006.

        We have reviewed the prospectus to ensure that it is updated for current information. We plan to correct the final paragraph on page 37, and certain other minor matters, in the filing under Rule 424(b) of the final prospectus, which we expect to mail tomorrow. We will amend the final paragraph on page 37 to read:

        "In the third quarter of 2006, Lightspace launched a redesigned corporate website highlighting the division of the product lines and meeting the obligations imposed on publicly traded companies. Additionally, each product line will have its own micro-site catering to its specific audience utilizing targeted messaging, branding, advertising and images. We anticipate that these micro-sites will be launched in the fourth quarter of 2006."

Exhibit 5.1

2.     Refer to prior comment 2 and your response. It is unclear why you opine as to Delaware corporate law as to the binding obligation of the Unit Warrants rather than to Delaware law, as specified in the Warrant Agreement. Please revise.

        We have revised the opinion to delete the limitation to "corporate" law of Delaware.

3.     Clause (a) of the penultimate paragraph appears to be inapplicable to the "validly issued, fully paid and non-assessable" opinion. Please revise accordingly.

        We have revised the opinion to reflect that the qualifications to our opinion expressed in the penultimate paragraph apply only to numbered paragraph 3 of our opinion.

4.     Tell us in detail why clauses (d)(i) through (d)(iv) are necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). Also, where are these legal uncertainties described in the prospectus?

        We have deleted clause (d) in its entirety.

Very truly yours,
/s/ JAMES KARDON

James Kardon